UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

EXPLANATORY NOTE

We submitted next day disclosure return forms dated August 29, August 31, September 1 and September 4, 2023, respectively, to The Stock Exchange of Hong Kong Limited in relation to the changes in our issued share capital and/or share buybacks. For details, please refer to the exhibits to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Next Day Disclosure Return dated August 29, 2023
99.2	Next Day Disclosure Return dated August 31, 2023
99.3	Next Day Disclosure Return dated September 1, 2023
99.4	Next Day Disclosure Return dated September 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: September 5, 2023

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